UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41500

INTCHAINS GROUP LIMITED

(Exact name of registrant as specified in its charter)

c/o Building 16, Lane 999, Xinyuan South Road,

Lin-Gang Special Area,

Pudong, Shanghai, 201306

People’s Republic of China

+86 021 58961080

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) filed by Intchains Group Limited (the “Company”) consists of the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2026, which are attached hereto as Exhibit 99.1 and are incorporated by reference herein.

This Form 6-K, including its exhibit, is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-279865) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2024, and declared effective by the SEC on August 5, 2024, and the Company’s registration statements on Form S-8 (File Nos. 333-278211 and 333-295137) filed with the SEC on March 25, 2024 and April 17, 2026, respectively.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Unaudited condensed consolidated financial statements of Intchains Group Limited and its subsidiaries for the six months ended June 30, 2026.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTCHAINS GROUP LIMITED

Date: September 18, 2026	By:	/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer